NORSAT ENABLES U.S. PRESIDENT BARACK OBAMA’S ADDRESS FROM BAGRAM, AFGHANISTAN

Vancouver, British Columbia – May 4, 2012 -- Norsat International Inc. (Norsat or the company) (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, today announced that its cutting-edge video streaming technologies and Ku-band portable satellite terminals were used to broadcast live footage of President Obama’s surprise visit and address to U.S. service members in Bagram, Afghanistan on May 1, 2012.

The satellite terminal used by the company’s customer, the Defense Video and Imagery Distribution System (DVIDS), was Norsat’s NewsLink, equipped with the DVIDS Direct Kit, which adds a full spectrum of HD capabilities. The DVIDS Direct Kit provides a simple setup and alignment procedure that allows operators with minimal training to quickly establish transmission. These procedures have been refined and tested for over six years of continuous use in Afghanistan and Iraq. Operators are provided with a full suite of alignment tools, including a compass, inclinometer, and user-friendly GUI with Assisted Acquire and GPS.

Dr. Amiee Chan, Norsat’s, President and CEO, stated, “We have been working closely with the troops of DVIDS since it was founded in 2004. We are pleased that Norsat’s innovative products and services have enabled DVIDS to become the premier and trusted service provider of this type of media content in the Department of Defense and onward to media in the U.S and around the world.”

To learn more about how Norsat’s Ku-band portable satellite terminals and services enable DVIDS in its role, please review the following short video at www.dvidshub.net/about.

About DVIDS:

DVIDS is a state-of-the-art, 24/7 operation that provides a timely, accurate and reliable connection between the media around the world and the military serving in Iraq, Afghanistan, Kuwait, Qatar and Bahrain.

Through a network of portable Ku-band satellite transmitters located in-theater and a distribution hub in Atlanta, Georgia, DVIDS makes available real-time broadcast-quality video, still images and print products as well as immediate interview opportunities with service members, commanders and subject matter experts.

More information is available at www.dvidshub.net.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further product information, contact:

Norsat Support to US Military: Adam Witten, awitten@norsat.com

Otherwise, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com